Filed Pursuant to Rule 425

Registrant No. 333-165533

May 17, 2010

SUBJECT:  Power-One Proxy Proposals; Seeking your “For” Vote

Dear Stockholder:

As you are aware, we currently have four proposals up for vote at our Annual Meeting of Stockholders.  I’d particularly like to draw your attention to Proposal 1, which is designed to protect our Net Operating Loss Carryforwards (“NOLs”) and to preserve a valuable asset.  We are seeking your “For” vote for this and our three other proposals.  Key highlights are outlined below:

•                  Power-One currently has over $314 million in NOLs in the United States, and we believe it is in the best interest of shareholders that we protect these in order to offset future taxable income.

•                  Under Section 382 of the Internal Revenue Code, our ability to use these NOLs could be severely limited by certain stock ownership changes that surpass the thresholds set forth in §382.

•                  If Proposal 1 passes by a vote of the stockholders, the poison pill we currently have in place will be replaced by a certificate of incorporation that contains certain transfer restrictions and that is far more protective of the NOLs.

•                  The transfer restrictions are not being proposed to hinder a takeover.

•                  The Board of Directors can override the transfer restrictions for transactions they deem to be in the best interests of the Company and its stockholders.

•                  Glass Lewis, a leading proxy advisory firm, has recommended that its clients vote FOR this proposal.  In its report, Glass Lewis stated that “[o]n balance, we believe that the ability to use the NOLs to offset future taxable income outweighs any negative effect on liquidity arising from the transfer restrictions.”

•                  RiskMetrics Group, another proxy advisory firm, did not recommend in favor of the restructuring, primarily due to concerns with the duration of the NOL transfer protections—we disagree with its conclusion and believe they have taken an overly conservative stance.  In its analysis RiskMetrics noted that “[a]nalyst consensus estimates indicate that Power-One will be profitable in 2010 and 2011. Thus, given Power-One’s possible return to profitability in the near term, it is likely that the company may be able to take advantage of the offsetting benefits of the NOLs before expiration.”

•                  The restrictions are in place to protect the NOLs; once the NOLs are depleted, the transfer restrictions would be lifted.

•                 The passage of Proposal 1 requires a majority of outstanding shares; in other words, we need over 50% of total stock outstanding to vote “For” this measure.  We hope we can count on your support.

To this end, we strongly encourage you to vote on this and the other proposals and support management in driving greater shareholder value.

If you have any questions, please feel free to contact me directly or our Vice President of Investor Relations, Kevin Trosian (Ph: 805-383-5888 or Kevin.Trosian@power-one.com )

Best Regards,

/s/ Richard Thompson

This letter does not constitute an offer to sell or the solicitation of an offer to buy any securities. New Power-One, Inc. (“New Power-One”) has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 containing a proxy statement of Power-One, Inc. (the “Company”) and a prospectus of New Power-One and other documents with respect to the proposed reorganization of the Company and New Power-One.  The registration statement was declared effective by the SEC on April 26, 2010.  The Company has mailed the joint proxy statement/prospectus to Company stockholders who held shares of Company common stock on April 19, 2010.  INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ THE APPLICABLE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Investors and security holders may obtain free copies of the registration statement, the proxy statement/prospectus and other documents filed with the SEC by the Company or New Power-One through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s internet website at www.powerone.com.

The Company and its directors, executive officers and certain other employees may be deemed to be participants in the solicitation of proxies in respect of the proposed reorganization. Information regarding the Company’s directors and executive officers is available in the registration statement and the documents and information incorporated by reference therein, including the Company’s Annual Report on Form 10-K for the year ended January 3, 2010, which was filed with the SEC on March 17, 2010.

Statements made in this letter which state the Company’s or management’s intentions, beliefs, expectations or predictions for the future are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, and may include statements regarding anticipated future productivity. It is important to note that future performance and actual results could differ materially from those discussed in or underlying such forward-looking statements as a result of risks and uncertainties that cannot be predicted or quantified and that are beyond the Company’s control. Important factors that could cause actual results to differ materially include, but are not limited to: economic conditions in general and business conditions in the power supplies and renewable energy markets; foreign exchange rates; the Company’s ability to improve its operational and supply chain efficiencies; competitive factors such as pricing and technology; the timing and results achieved in completing product manufacturing transitions to Company facilities in China or other low-cost locations; the threat of a prolonged economic slowdown or a lengthy or severe recession; continued volatility of the financial markets, including fluctuations in interest rates and trading prices of the Company’s equity securities; the results of pending legal proceedings; the Company’s ability to secure market share in higher margin, high-growth markets; the market growth of product sectors targeted by the Company as sectors of focus; and the Company’s ability to increase working capital.  Additional information concerning factors that could cause actual results to differ materially from expectations expressed in this letter are described  in the Company’s reports filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 from time to time, which  are also available through the Company’s Website at www.power-one.com or through the SEC’s Electronic Data Gathering and Analysis Retrieval System (EDGAR) at www.sec.gov. Power-One undertakes no obligation to publicly update or revise any forward-looking statement.